                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D


          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. ___)


                       Mitchell Energy & Development Corp.
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                                (Name of Issuer)


                 Class A Common Stock, par value $0.10 per share
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                         (Title of Class of Securities)


                                   606592 20 2
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                                 (CUSIP Number)


                                  Duke R. Ligon
                    Senior Vice President and General Counsel
                            Devon Energy Corporation
                          20 North Broadway, Suite 1500
                             Oklahoma City, OK 73102
                                 (405) 235-3611
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 13, 2001
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             (Date of Event Which Requires Filing of this Statement)


           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]



                         (Continued on following pages)

                               (Page 1 of 8 Pages)


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                                                                     PAGE 2 OF 8


CUSIP NO.: 606592 20 2            SCHEDULE 13D

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      Devon Energy Corporation (73-1567067)

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                   (b) [X]

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3          SEC USE ONLY

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4          SOURCE OF FUNDS
           WC

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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [ ]

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6          CITIZENSHIP OR PLACE OF ORGANIZATION
                             DELAWARE

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                             7        SOLE VOTING POWER
                                      100 (1)
NUMBER OF
SHARES                                ------------------------------------------
BENEFICIALLY                 8        SHARED VOTING POWER
OWNED BY                              22,976,045(2)
EACH
REPORTING                             ------------------------------------------
PERSON                       9        SOLE DISPOSITIVE POWER
                                      100 (1)

                                      ------------------------------------------
                             10       WITH SHARED DISPOSITIVE POWER
                                      22,976,045(2)
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             22,976,145(1)(2)

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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           [X]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             46.0 %

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14         TYPE OF REPORTING PERSON
                             CO

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(1) Includes 100 shares of Class A Common Stock purchased by Devon Energy
Corporation from George P. Mitchell on August 13, 2001 for aggregate consideration of $6,212.00.

(2) Includes 22,976,045 shares of Class A Common Stock that may be deemed to be beneficially owned by Devon Energy Corporation pursuant to the Shareholders Agreement described in Item 6 below.

ITEM 1. SECURITY AND ISSUER

           This statement relates to the class A common stock, par value $0.10 per share (the "Company Common Stock"), of Mitchell Energy & Development Corp., a Texas corporation (the "Company"). The Company's principal executive offices are located at 2001 Timberloch Place, The Woodlands, Texas 77380.

ITEM 2.  IDENTITY AND BACKGROUND

           (a) - (c) This statement is being filed by Devon Energy Corporation, a corporation organized under the laws of Delaware ("Devon"). Devon's principal executive offices are located at 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102. Devon is an independent energy company engaged primarily in oil and gas exploration, development and production and property acquisitions. The names, business addresses and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the persons specified by Instruction C of Schedule 13D are set forth on Schedule I.

           (d) - (e) Neither Devon, nor to the knowledge of Devon, any of the persons specified in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) The citizenship of each of the persons specified by Instruction C of the Schedule 13D is set forth on the attached Schedule I.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           This Schedule 13D is filed as a result of the Shareholders Agreement described in Item 6 of this Schedule 13D. The $6,212.00 purchase price for the 100 shares of Company Common Stock purchased by Devon on August 13, 2001 was obtained by Devon from its cash on hand on that date. No other funds were required in connection with entering into the Shareholders Agreement.

ITEM 4.  PURPOSE OF THE TRANSACTION

           On August 13, 2001, Devon, Devon NewCo Corporation, a wholly owned subsidiary of Devon ("NewCo"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, the Company will be merged with and into NewCo in accordance with the Merger Agreement, and the separate corporate existence of the Company will thereupon cease (the "Merger"). NewCo will be the surviving corporation (the "Surviving Corporation") in the Merger and will remain a wholly owned subsidiary of Devon.

           Upon consummation of the Merger, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement), other than shares of Company Common Stock owned by Devon, NewCo, the Company and each of their respective subsidiaries, including treasury stock, which shall be cancelled and shares of Company Common Stock held by shareholders who validly exercise their dissenters' rights under Texas law, will be converted into (i) the right to receive $31.00 in cash and (ii) 0.585 of a share of Devon common stock, par value $0.10 per share (the "Devon Common Stock"), subject to adjustment as provided in the Merger Agreement.

           The certificate of incorporation and bylaws of NewCo immediately before the Effective Time of the Merger will be the certificate of incorporation and bylaws of the Surviving Corporation. The directors of NewCo at the Effective Time of the Merger will become the directors of the Surviving Corporation. In addition, at the Effective Time of the Merger, Devon will increase the size of its board of directors by one and J. Todd Mitchell, or a substitute designee, will be appointed to fill the vacancy on Devon's board of directors so created.

           The closing of the Merger will occur on the first business day after the day on which the last condition to completing the Merger is satisfied or waived, or at such other time as Devon and the Company may agree. The consummation of the Merger is subject to a number of conditions, including (i) compliance with the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) approval of the Merger Agreement and the transactions contemplated thereby by the holders of two-thirds of the outstanding shares of Company Common Stock and approval of the issuance of shares of Devon Common Stock in the Merger by the holders of a majority of the shares of Devon Common Stock voting at a special meeting at which a quorum is present and (iii) the receipt of tax opinions from legal counsel to the Company and Devon to the effect that the Merger qualifies as a reorganization under section 368(a) of the Internal Revenue Code of 1986, as amended.

           Pursuant to the Merger Agreement, the Company and Devon must pay, in certain circumstances upon termination of the Merger Agreement, a fee of $100 million in cash (the "Termination Fee") and up to $10 million as reimbursement for expenses incurred in connection with the Merger (the "Reimbursement Amount," together with the Termination Fee, the "Termination Amount") to the other party. The Company has agreed to pay the Termination Amount if (i) Devon terminates the Merger Agreement after the Company's board of directors has withdrawn, modified or changed, in a manner adverse to Devon, the Board's approval or recommendation of the Merger or recommends an alternative acquisition proposal, or (ii) the Company or Devon terminates the Merger Agreement after a person shall have made, or announced an intention to make, an acquisition proposal for the Company that has become public prior to the meeting of the Company's shareholders and Devon's stockholders have voted to approve the issuance of shares of Devon Common Stock in the Merger and the Company's shareholders have not approved the Merger Agreement and the transactions contemplated thereby. Devon has agreed to pay the Termination Amount if (i) the Company terminates the Merger Agreement after Devon's board of directors has withdrawn, modified or changed, in a manner adverse to the Company, the Board's approval or recommendation of the Merger or
(ii) the Company or Devon terminates the Merger Agreement after a person shall have made, or announced an intention to make, an acquisition proposal for Devon that has become public prior to the meeting of Devon's stockholders, the Company's shareholders have voted to approve the Merger and Devon's stockholders have not approved the issuance of shares of Devon Common Stock in the Merger.

           The preceding summary of the Merger Agreement does not purport to be complete. Reference is made to the full text of the Merger Agreement that is filed as an exhibit to this statement and is incorporated in this Schedule 13D by this reference.

           Except as set forth in this Item 4 or as provided in the Merger Agreement, the Shareholders Agreement described in Item 6 of this Schedule 13D or as otherwise referred to or described in this Schedule 13D, Devon has no present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

           (a) - (b) By reason of its execution of the Shareholders Agreement described in Item 6 of this Schedule 13D and the voting agreement and irrevocable proxy contained therein, Devon may be deemed to beneficially own 22,976,145 shares of Company Common Stock, or approximately 46.0% of the Company Common Stock outstanding, exclusive of 404,666 shares of Company Common Stock which Mr. Mitchell has the right to acquire within 60 days on the exercise of stock options and as to which Devon disclaims beneficial ownership. Devon expressly disclaims that it and Mr. and Mrs. Mitchell have become members of a "group" as a result of the execution of the Shareholders Agreement described in
Item 6 of this Schedule 13D.

           (c) Other than the execution of the Shareholders Agreement described in Item 6 of this Schedule 13D and the purchase of 100 shares of Company Common Stock from George P. Mitchell on August 13, 2001, none of Devon or, to Devon's knowledge, any of the persons named on the attached Schedule I has effected any transactions in Company Common Stock in the past 60 days.

           (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Reference is made to Item 4 above.

           On August 13, 2001, Devon and Mr. and Mrs. Mitchell entered into a Principal Shareholders Agreement Containing a Voting Agreement and an Irrevocable Proxy (the "Shareholders Agreement") and an Investor Rights Agreement (the "Investor Agreement") as an inducement and a condition to Devon's and NewCo's execution of the Merger Agreement. Pursuant to the Shareholders Agreement, Mr. and Mrs. Mitchell have agreed, among other things, to vote (or cause to be voted) the shares of Company Common Stock beneficially owned by them and as to which they have the right to vote (the "Subject Shares") in favor of the approval of the Merger Agreement and the transactions contemplated thereby and to vote against any proposal that is inconsistent with the consummation of the transactions contemplated by the Merger Agreement. In connection with the execution of the Shareholders Agreement, Mr. and Mrs. Mitchell granted Devon an irrevocable proxy to vote the Subject Shares in a manner consistent with the Shareholders Agreement. Except for pledges in existence at the date of the Shareholders Agreement and transfers to any trust, estate, family partnership, foundation or charitable organization that agrees in writing to be bound by the terms of the Shareholders Agreement, Mr. and Mrs. Mitchell have agreed not to sell, transfer, tender, pledge, encumber or otherwise dispose of the Subject Shares. The Shareholders Agreement becomes null and void upon the earliest to occur of (i) the second anniversary date of the execution of the Shareholders Agreement, (ii) the termination of the Shareholders Agreement with the mutual consent of Devon and Mr. and Mrs. Mitchell, (iii) the consummation of the Merger or (iv) the termination of the Merger Agreement by Devon for any reason or by the Company because the conditions to its obligation to consummate the Merger (other than the Company's failure to secure approval of the Merger Agreement and the transaction contemplated thereby by the requisite vote of its shareholders) are not satisfied.

           The Investor Agreement contains, among other things, restrictions upon the disposition of the shares of Devon Common Stock received by Mr. and Mrs. Mitchell upon consummation of the Merger and sets forth the obligations of Devon to register those shares for sale in underwritten public offerings under the Securities Act of 1933, as amended, and applicable state securities laws.

           Except as provided in the Merger Agreement, the Shareholders Agreement, the Investors Agreement and as otherwise referred to or described in this Schedule 13D, to Devon's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Devon and the Company or any other person with respect to securities of the Company.

           The preceding summary of the Shareholders Agreement and the Investors Agreement does not purport to be complete. Reference is made to the full text of the Shareholders Agreement and the Investors Agreement that are filed as exhibits to this statement and are incorporated in this Schedule 13D by this reference

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.                  Description

99(a)(1) Agreement and Plan of Merger dated as of August 13, 2001, by and among Devon Energy Corporation, Devon NewCo Corporation and Mitchell Energy & Development Corp.

99(a)(2) Principal Shareholders Agreement Containing a Voting Agreement and an Irrevocable Proxy, dated as of August 13, 2001, by and among Devon Energy Corporation, George P. Mitchell and Cynthia Woods Mitchell.

99(a)(3) Investor Rights Agreement, dated as of August 13, 2001, by and among Devon Energy Corporation, George P. Mitchell and Cynthia Woods Mitchell.

                                   SCHEDULE I

                  Information Concerning Executive Officers and
                      Directors of Devon Energy Corporation

           The current executive officers and directors of Devon are listed below. Devon's principal executive offices are located at 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102. Unless otherwise indicated, the business address listed for each individual not principally employed by Devon is also the address of the corporation or other organization which principally employs that individual.

                               CORPORATE OFFICERS

NAME                                  PRESENT POSITION WITH DEVON                       CITIZENSHIP
J. Larry Nichols                      Director, Chairman, President and Chief           United States
                                      Executive Officer
Brian J. Jennings                     Senior Vice President - Corporate Development     United States
J. Michael Lacey                      Senior Vice President - Exploration and           United States
                                      Production
Duke R. Ligon                         Senior Vice President - General Counsel           United States
Marian J. Moon                        Senior Vice President - Administration            United States
John Richels                          Senior Vice President - Canadian Division         Canada
Darryl G. Smette                      Senior Vice President - Marketing                 United States
William T. Vaughn                     Senior Vice President - Finance                   United States

                                    DIRECTORS

NAME                                  POSITION/PRESENT PRINCIPAL OCCUPATION OR          CITIZENSHIP
                                      EMPLOYMENT AND BUSINESS ADDRESS
Thomas F. Ferguson                    Managing Director of United Gulf Management,      United Kingdom
                                      Ltd., a wholly owned subsidiary of Kuwait
                                      Investment Projects Company KSC.  The address
                                      of United Gulf Management, Ltd. is 7 Old Park
                                      Lane, London, United Kingdom W1Y3LJ.
David M. Gavrin                       Director of United American Energy Corp. and      United States
                                      MetBank Holding Corporation.  His address is
                                      1865 Palmer Avenue, Suite 108, Larchmont, NY
                                      10538.
Michael E. Gellert                    General Partner of Windcrest Partners.  The       United States
                                      address of Windcrest Partners is 122 East 42nd
                                      Street, 47th Floor, New York, NY 10168.

J. Larry Nichols                      Chairman, President and Chief Executive Officer   United States
                                      of Devon Energy Corporation.
Robert B. Weaver                      Retired.  His address is 15 Shields Road,         United States
                                      Darien, CT 06820.
John A. Hill                          Vice Chairman and Managing Director of First      United States
                                      Reserve Corporation.  The address of First
                                      Reserve Corporation is 411 W. Putnam Avenue,
                                      Greenwich, CT 06830.
William J. Johnson                    President and Director of JonLoc, Inc.  The       United States
                                      address of JonLoc, Inc. is 9545 Katy Freeway,
                                      Suite 470, Houston, TX 77024.
Michael M. Kanovsky                   President of Sky Energy Corporation.  The         Canada
                                      address of Sky Energy Corporation is 3000, 400
                                      3rd Avenue S.W., Calgary, Alberta T2P 4H2.
Robert A. Mosbacher, Jr.              President and Vice Chairman of Mosbacher Energy   United States
                                      Company and Vice Chairman of Mosbacher Power
                                      Group.  His address is 717 Main, Suite 2200,
                                      Houston, TX 77002-3290.
John W. Nichols                       Chairman Emeritus of Devon.                       United States

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      DEVON ENERGY CORPORATION




                                      By: /s/ MARIAN J. MOON
                                         --------------------------------
                                      Name:  Marian J. Moon
                                      Title: Senior Vice President




Dated: August 23, 2001

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER              DESCRIPTION
-----------         -----------
99(a)(1)            Agreement and Plan of Merger dated as of August 13, 2001, by and among Devon Energy Corporation, Devon NewCo Corporation and Mitchell Energy & Development Corp.

99(a)(2)            Principal Shareholders Agreement Containing a Voting
                    Agreement and an Irrevocable Proxy, dated as of August 13, 2001, by and among Devon Energy Corporation, George P.
                    Mitchell and Cynthia Woods Mitchell.

99(a)(3) Investor Rights Agreement, dated as of August 13, 2001, by and among Devon Energy Corporation, George P. Mitchell and
                    Cynthia Woods Mitchell.